Meritage Homes Corporation
178521 North 85th Street
Suite 300
Scottsdale, Arizona 85255

September 16, 2010

Jay Ingram
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Meritage Homes Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 5, 2010

Definitive Proxy Statement on Schedule 14A
Filed March 31, 2010

Dear Mr. Ingram

On behalf of Meritage Homes Corporation (the “Company”) we are submitting this letter in response to the comment received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated September 10, 2010 (the “Comment Letter”) with respect to the filings referenced above. We have reviewed the question in your Comment Letter and have provided the attached response. For your convenience, the heading and paragraph number in our letter correspond to the heading and paragraph number in the Staff’s letter.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 23

Discussion of CEO and NEO Compensation, page 29

1.	We note your response to comment 5 of our letter dated August 24, 2010. We continue to believe that investors will benefit from disclosure of the precise levels of budgeted Pre-tax income and SG&A expense for awards that have vested. Please supplementally disclose the actual value of “budget” and disclose the actual value of similar performance targets in future filings.

Jay Ingram
United States Securities and Exchange Commission
September 16, 2010

Response

The Company acknowledges the Staff’s comment and will in future filings disclose the actual value of performance targets for awards that have vested. Supplementally, the Company discloses that budgeted Pre-tax income for 2009 was a loss of $35.9 million and budgeted G&A expense for 2009 was $ 56.1 million.

We acknowledge that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me at 480.515.8003.

Sincerely,

/s/ Larry W. Seay, Executive Vice President and Chief Financial Officer

cc:	Erin Jaskot
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010